

03054942

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway
(No. and Street)

Birmingham (City) Alabama (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan O'Beirne (205) 414-3382
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North – Suite 1800 (Address) Birmingham (City) Alabama (State) 35203 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Christopher L. Frankel and Declan E. O'Beirne, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cuso Partners, LLC, as of December 31, 2002, are true and correct. We further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer of the Company's financial statements as of December 31, 2002.

Financial statements of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc.



Signature

President and Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

(a) An Oath or Affirmation
(b) Facing page
(c) Statement of Financial Condition
(d) Statement of Operations
(e) Statement of Changes in Members' Equity
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(g) Statement of Cash Flows
(h) Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Act of 1934
(j) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3
(k) Independent Auditors' Report on Internal Control

For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).



Suite 1800 SouthTrust Tower
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Members
CUSO Partners, L.L.C.:

We have audited the accompanying statement of financial condition of CUSO Partners, L.L.C. (a Delaware corporation) as of December 31, 2002, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a–5 under the Securities Exchange Act of 1934. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUSO Partners, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a–5 of the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

KPMG LLP

January 10, 2003



CUSO PARTNERS, L.L.C.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	268,228
Commissions receivable		38,641
Furniture and fixtures (less accumulated depreciation of $1,962 in 2002)		4,460
Other assets		30,494
Total assets	$	341,823

Liabilities and Members' Equity

Liabilities:		
Other	$	12,500
Members' equity		329,323
Total liabilities and members' equity	$	341,823

See accompanying notes to financial statements.

CUSO PARTNERS, L.L.C.

Statement of Operations

Year ended December 31, 2002

Revenue:		
Commission revenue	$	547,727
Other revenue		1,891
Total revenue		549,618
Expenses:		
Execution and clearance expenses		301,250
Regulatory fees and expenses		2,875
Other expenses		117,349
Total expenses		421,474
Net income	$	128,144

See accompanying notes to financial statements.

CUSO PARTNERS, L.L.C.

Statement of Changes in Members' Equity

December 31, 2002

Balance, beginning of year	$	64,593
Effect of 2001 prior period adjustment to beginning Members' equity (note 1)		(34,593)
Members' equity, as restated		30,000
Net income for the year ended December 31, 2002		128,144
Additions:		
Capital contributed by members		220,000
Capital increase due to written consent		83,795
Total additions		303,795
Deductions:		
Member distributions		(132,616)
Total deductions		(132,616)
Balance, end of year	$	329,323

See accompanying notes to financial statements.

CUSO PARTNERS, L.L.C.

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

Year ended December 31, 2002

There were no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2002.

See accompanying notes to financial statements.

CUSO PARTNERS, L.L.C.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows provided by operating activities:		
Net income	$	128,144
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		1,962
Increase in commissions receivable		5,201
Increase in other assets		20,054
Increase in other liabilities		16,860
Net cash provided by operating activities		172,221
Cash flows used in investing activities:		
Purchase of furniture and fixtures		(6,422)
Net cash used in investing activities		(6,422)
Cash flows provided by financing activities:		
Contribution of capital by members		220,000
Distributions to members		(132,616)
Net cash provided by financing activities		87,384
Net increase in cash		253,183
Cash, beginning of year		15,045
Cash, end of year	$	268,228

Supplemental schedule of noncash investing and financing activities:
Additional Members' equity when members waived repayments of $83,795 of payables

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations and Basis of Accounting

CUSO Partners, L.L.C. (the Company), a limited liability company, is engaged in the buying and selling of investment securities as a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

On October 22, 2001, CUSO Partners, L.L.C. entered into an agreement with Sterne Agee Capital Markets, Inc. (SACM or Reintroducing Firm) and Sterne, Agee & Leach, Inc. (SAL or Clearing Firm) with the principal purpose of forming a credit union service organization providing securities brokerage services.

On February 28, 2002, six credit unions obtained one hundred percent (100%) of all equitable and beneficial interests in the Company from Sterne, Agee & Leach Group, Inc. The initial Credit Union members were Amphibious Base Naval Base Federal Credit Union, Andrews Federal Credit Union, APCO Employees Credit Union, First Flight Federal Credit Union, Langley Federal Credit Union, and Newport News Shipbuilding Employees Credit Union. The Company had no substantive operations prior to February 28, 2002. Accordingly, the transaction with the credit unions has been reflected as capitalization of the Company rather than as an acquisition.

During 2002, Virginia Credit Union, America's First Federal Credit Union, Navy Federal Credit Union, and First Entertainment Credit Union joined as Members of the Company.

The Company has one office located in Birmingham, Alabama. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The clearing firm will serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement. Furthermore, the Company will be a correspondent of Reintroducing Firm.

(b) Prior Period Adjustment

The financial statements of the Company have been restated as of December 31, 2001 and for the year then ended to correct the Company's original accounting presentation whereby certain assets of the prior owner were attributed in error to the Company as of December 31, 2001. The restatement decreased beginning Members' equity by $34,593 at January 1, 2002.

(c) Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents approximate their fair values.

(Continued)

(d) ***Furniture and Fixtures***

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, is provided on a straight-line basis over the estimated useful lives of the assets. Gains and losses incurred upon the disposition of property and equipment are reflected in the current results of operations.

(e) ***Accounting for Securities Transactions and Commissions***

Securities trading revenue, commission income, and related expenses are recorded on a trade date basis. Securities owned and receivables/payables with brokers and customers are also recorded on a trade date basis.

(f) ***Income Taxes***

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the bylaws of the Company.

(g) ***Use of Estimates in Financial Statements***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) ***Contingent Liabilities and Commitments***

There were no contingent liabilities or commitments outstanding as of December 31, 2002. Furthermore, there were no liabilities subordinated to claims of general creditors during the period examined. The Company is subject to litigation occurring in the ordinary course of business. On the basis of information furnished by legal counsel and others, management does not anticipate that the results of litigation will have a material adverse effect on the Company.

(i) ***Computation of Adjusted Net Capital***

There were no material differences in the computation of adjusted net capital as reflected in the Form X-17A-5, Part II, Focus Report prepared by the broker-dealer and the computation of adjusted net capital in the financial statements.

(Continued)

(2) Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, *Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections*. This statement rescinded SFAS No. 4, 44, and 64, the provisions of which are either addressed in other pronouncements or no longer applicable. SFAS No. 13 was amended to address the accounting for certain lease modifications. The adoption of this Statement during this year did not have a material impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This statement addressed financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The impact of this statement on the Company's financial position and results of operation is not expected to be material.

In October 2002, the FASB issued SFAS No. 147 *Acquisitions of Certain Financial Institutions*. This statement requires that unidentifiable intangible assets that were acquired in a transaction that did not meet the definition of a business combination continue to be amortized over their remaining useful lives. The Company adopted the provisions of Statement No. 147 as of October 1, 2002, and this adoption had no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148 *Accounting for Stock-Based Compensation-Transition and Disclosure*. This statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of this statement will not have a material impact on the Company's financial statements.

(3) Intangible Assets

In July 2001, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on at least an annual basis. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. During fiscal 2002, the Company performed the required impairment tests and determined that there is no impairment of a $30,000 unamortized intangible asset reflected in the December 31, 2002 financial statements, representing the value of the broker/dealer license held by the Company.

(4) Regulatory Requirements

Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At December 31, 2002, the Company had net capital of $251,328, which was $246,328 in excess of required net capital.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(5) Transactions with Clearing Firm

As further discussed in note 1, SAL and SACM provide reintroducing services and clearing services to the Company in the normal course of operations. These amounts are primarily expenses from SAL and SACM and are included in the execution and clearance captions in the accompanying statement of operations. Fees paid to SAL and SACM for execution and clearance fees during 2002 totaled $301,250.

SAL serves as the custodian for the Company for cash and other property owned by or in the fiduciary accounts.

As of December 31, 2002, SAL owed the Company $38,641 in commissions receivable.

Schedule I

CUSO PARTNERS, L.L.C.

Computation of Net Capital
Pursuant to Rule 15c3–1 of the Securities Act of 1934

December 31, 2002

Computation of net capital:		
Total Members' equity qualified for net capital	$	329,323
Deductions:		
Operational deduction		4,400
Nonallowable assets:		
Other receivables		38,641
Furniture and equipment, net		4,460
Other assets		30,494
Total deductions		77,995
Net capital before haircuts on securities positions		251,328
Haircuts on securities		—
Net capital	$	251,328
Computation of minimum net capital requirements:		
Net capital requirements (6–2/3% of aggregate indebtedness)	$	833
Minimum dollar net capital requirement per Rule 15c3–1		5,000
Excess net capital above required minimum net capital (defined as net capital less net capital requirement)		246,328
Aggregate indebtedness to net capital ratio		5%
Computation of aggregate indebtedness:		
Accounts payable and accrued liabilities		12,500
Total aggregate indebtedness	$	12,500

* Statement pursuant to paragraph (d)(4) of Rule 17a5

There are no material differences between this computation of the reserve requirement and the corresponding computation prepared by Cuso Partners, L.L.C. and included in the Company's unaudited focus report as of December 31, 2002 filed by the Company on January 6, 2003.

See accompanying independent auditors' report.

Schedule II

CUSO PARTNERS, L.L.C.

Report Under Rule 17a–5(a)

Computation for Determination of Reserve Requirements
for Broker–Dealers Pursuant to Rule 15c3–3

December 31, 2002

Exemption for computation of above is claimed under provision of Rule (k)(2)(B). All customer transactions cleared through another broker–dealer on a fully disclosed basis. Name of clearing firm:

Clearing firm SEC #	Name	Product code
8-11754	Sterne, Agee & Leach, Inc.	All

See accompanying notes to financial statements.



Suite 1800 SouthTrust Tower
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report on Internal Control

The Members
CUSO Partners, L.L.C.
Birmingham, AL:

In planning and performing our audit of the financial statements and supplemental schedules of CUSO Partners, L.L.C., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by CUSO Partners, L.L.C. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13 or; (3) complying with the requirements of prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by any one other than these specified parties.

KPMG LLP

January 10, 2003